  Issuer Free Writing Prospectus

  Filed Pursuant to Rule 433

  Registration Statement No. 333-269693

U.S. GOLDMINING

USGO | US.GOLDMINING.COM

Roadshow Presentation

Rediscovering the Whistler Gold-Copper Project in Alaska

Initial Public Offering

April 13, 2023

Important Notices and Disclaimers

U.S. GOLDMINING

Free Writing Prospectus

This presentation highlights basic information about U.S. GoldMining Inc. ("USGO" or the "Company") and the offering. Because it is a summary it does not contain all of the information that you should consider before investing. The Company has filed a registration statement on Form S-1 (Registration No. 333-269693) (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. The registration statement is not yet effective. Before you invest, you should read the preliminary prospectus in that registration statement (including, among other things, risk factors described therein) and other documents the issuer has filed with the SEC for more complete information about the Company and this offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus and the final prospectus if you request it by contacting H.C. Wainwright & Co., LLC at placements@hcwco.com.

Notice to Investors

This presentation does not constitute a prospectus and should under no circumstances be understood as an offer to sell or solicitation of an offer to buy securities, nor will there be any sale of securities in any state, province or jurisdiction in which such offer, solicitation or sale would be unlawful. Sales and offers to sell securities will only be made in accordance with Securities Act of 1933, as amended, and applicable SEC regulations including written prospectus requirements. This presentation also contains estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information. An investment in the securities is subject to a number of risks that should be considered by a prospective purchaser. Prospective purchasers should carefully consider the risk factors described under "Risk Factors" in the registration statement and the final prospectus before purchasing securities.

Copies of the fifth amended and restated preliminary prospectus and the final prospectus may be obtained from (i) for U.S. investors only, H.C. Wainwright & Co., via email at placements@hcwco.com or (ii) for U.S. or Canadian investors, BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (800-414-3627; bmoprospectus@bmo.com) or BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 (905-791-3151 Ext 431; torbramwarehouse@datagroup.ca).

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that USGO expects or anticipates will or may occur in the future and market trends and expectations. Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about USGO's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions and although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate. Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of USGO to differ materially from any projections of results, performances and achievements of USGO, including, without limitation, the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, economic conditions, unanticipated costs and expenses and uncertainties relating to the availability and costs of financing needed in the future. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

Technical Information

Tim Smith, the Company's Chief Executive Officer and a qualified person as such term is defined under Item 1300 of Regulation S-K in the United States and Canadian National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") is a professional geoscientist and member of the Professional Geoscientists Ontario, Engineers and Geoscientists British Columbia and Northwest Territories Association of Professional Engineers and Geoscientists . He has reviewed and approved the scientific and technical information contained herein regarding the Company's Whistler Project.

Readers should refer to the technical report summary titled "S-K 1300 Technical Report Summary Initial Assessment for the Whistler Project, South Central Alaska" with an effective date of September 22, 2022, available under the Company's profile at www.sec.gov, and the technical report titled "NI 43-101 Mineral Resource Estimate for the Whistler Project, South Central Alaska" with an effective date of 22 September, 2022, available under the Company's profile at www.sedar.com, for important information regarding the Whistler Project.

HCW H.C.WAINWRIGHT&CO.

Equity Capital Markets
1 (212) 356-0500
placements@hcwco.com

BMO Capital Markets

Equity Capital Markets
Phone 1(800) 414-3627
Email bmoprospectus@bmo.com

LAURENTIAN BANK

Equity Capital Markets
Phone 514-350-2979
Email syndication@vmbl.ca

Sprott Capital Partners

Equity Capital Markets
Phone +1 416.943.6720
Email ecmscp@sprott.com

Summary of the Offering

U.S. GOLDMINING

Issuer	U.S. GoldMining Inc.
Offering Price and Securities	US$10 per unit, with each unit consisting of one (1) common share and one (1) warrant to purchase a common share
Amount	US$20.0 million
Warrants	Each whole warrant entitles the holder to purchase one common share at a price of US$13.00 per share for a period of three (3) years
Use of proceeds	The principal purposes of this offering are to provide capital to the Company to carry out planned exploration and for general working capital purposes
Listing	NASDAQ Common stock: USGO Warrants: USGOW
Bookrunners	Joint book running managers: H.C. Wainwright & Co., LLC and BMO Capital Markets Corp. Co-Managers: Laurentian Bank Securities Inc. and Sprott Capital Partners LP

U.S. GOLDMINING

Investing in U.S. Resource Security

WHISTLER PROJECT

- Significant undeveloped gold-copper deposit with growth upside
- State of Alaska mining claims
- 105 miles northwest of Alaska's largest city, Anchorage
- Fully permitted for exploration
- State "Roads to Resources" program to unlock mineral potential in Alaska Range



N
E
S
W
Red Dog
Livengood
Fort Knox
Pogo
Eagle
Coffee
Casino
Donlin Creek
WHISTLER
Anchorage
Pebble
Greens Creek
200 miles
Mines & Projects†

†Major mine & mineral deposit locations sourced from USGS mineral occurrences

Experienced Leadership Team

Management & Directors

MANAGEMENT



Tim Smith BSc, MSc (Hon), PGeo
Chief Executive Officer

Professional Geoscientist with over 25 years of experience in mineral exploration and mining. A track record of discovery and mine development of major gold systems in Australia and Canada with junior, mid-tier and major mining companies including Goldcorp and Newmont. Previously VP Exploration with Kaminak Gold Corp where he led the field team to the discovery of the Coffee Gold Deposit in Yukon, Canada.



Alastair Still BSc (Hon), MSc, PGeo
Chairman

CEO of GoldMining Inc (GOLD/GLDG) and Director of Technical Services at Gold Royalty Corp (GROY). Former Newmont Director of Corporate Development. Geologist with over 25 years of experience in corporate and project development, exploration and mine operations with Goldcorp, Placer Dome and Kinross.

BOARD OF DIRECTORS

Garnet Dawson

Bsc, MSc, PGeo

Professional Geologist with over 30 years in exploration and mining with senior and junior mining companies in the Americas, Europe and Asia. Previous CEO and current Board Member of GoldMining Inc.



Aleksandra Bukacheva

CFA

Capital markets and finance professional focused on the metals and mining industry. Former top-ranked equity research analyst for BMO Capital Markets. Also served in executive and director roles for several private and public resource companies.



Laura Schmidt

BSc, MSc, JD, PE

Global executive with over 30 years of experience in the resource industry. Ms. Schmidt has held numerous senior positions with Shell, including as V.P. Alaska. Ms. Schmidt retains her primary residence in Alaska.



Dr. Ross Sherlock

PhD, PGeo

Professional geologist with more than 30 years' experience, including senior positions with Kinross and Gold Fields. Dr. Sherlock is currently Professor and Director of the Mineral Exploration Research Centre at Laurentian University in Sudbury, Ontario.



Lisa Wade

BSc, MSc

Environmental engineer with over 25 years of experience in the mining industry including as former Vice President, Environmental, Reclamation and Closure for Goldcorp. Ms. Wade is an entrepreneurial businessperson who also serves on the Montana Tech Alumni Industrial Advisory Board.



Investment Highlights

Whistler is Primed for Rediscovery

3.0 Moz AuEq INDICATED RESOURCE **6.4 Moz AuEq** INFERRED RESOURCE	A significant gold-copper project located in Alaska, U.S.A. Undeveloped projects of this scale are increasingly scarce
District Scale Multiple Avenues of Growth	An Emerging Mining District with Significant Exploration Potential
Strong Technical Team	Management Team with a track record of discovering and developing significant gold projects
Access to Capital	Board, Management and Shareholders with a track record of accessing capital
Permitted & Ready to Unlock Value	Ready to commence drilling in summer 2023, the first exploration on the Whistler Project since 2011

Note: See Appendix for details on mineral resource estimate as detailed in the technical report "S-K 1300 Technical Report Summary Initial Assessment for the Whistler Project, South Central Alaska" with an effective date of Sep 22, 2022, available under the Company's profile at www.sec.gov, and the technical report titled "NI 43-101 Mineral Resource Estimate for the Whistler Project, South Central Alaska" with an effective date of Sep 22, 2022, available under the Company's profile at www.sedar.com

Whistler Project Mineral Resource Estimate

U.S. GOLDMINING

Large Gold Inventory with Significant Copper Component

Classification	Million Tonnes (Mt)	Grade				Contained Metal			
		Gold g/t	Silver g/t	Copper %	AuEq g/t	Gold Moz	Silver Moz	Copper Mlbs	AuEq Moz
Indicated	118.2	0.51	2.19	0.16	0.79	1.94	8.33	422.0	2.99
Inferred	317.0	0.46	1.58	0.10	0.63	4.67	16.06	711.0	6.45

Note: See Appendix for details on mineral resource estimate.

- Resource modelled from 70,000 metres of diamond core drilling
- Three Deposits: Whistler, Raintree and Island Mountain
- Gold Resources of 1.9 Moz Indicated and 4.7 Moz Inferred
- Copper Resources of 422 Mlbs Indicated and 711 Mlbs Inferred
- Exploration upside at multiple targets
- Effective Date: September 22, 2022



Drilling at Whistler Project, 2011

Whistler Deposit

Robust high-grade core

Whistler Deposit Cross Section


West
East
518,000X
518,400X
518,800X
519,200X
800Z
400Z
0Z
Conceptual Open Pit
Surface
Fault
Divide
Legend
Whistler Block Model*
Indicated AuEq Grades (g/t)†
0.3 to 0.5
0.5 to 1.0
1.0 to 2.0
≥2.0
Inferred AuEq Grades (g/t)†
0.3 to 0.5
0.5 to 1.0
1.0 to 2.0
≥2.0
Drill trace with intercept >0.3 AuEq
0
250
Whistler Deposit
Cross Section 6871450
Looking North
Notes
*See mineral resource estimate as detailed in the technical report "S-K 1300 Technical Report Summary Initial Assessment for the Whistler Project, South Central Alaska" with an effective date of September 22, 2022, available under the Company's profile at www.sec.gov, and the technical report titled "NI 43-101 Mineral Resource Estimate for the Whistler Project, South Central Alaska" with an effective date of September 22, 2022, available under the Company's profile at www.sedar.com
†Grades below 0.3g/t Au Eq not shown
The Mineral Resource Estimate (MRE) is confined by the open pit shown. Mineralization below the pit is not included in the MRE and is categorized as Exploration Target.
See Appendix for details on mineral resource estimate.



Whistler Ridge looking east, 2022

Resource Delineation & Exploration Upside

U.S. GOLDMINING

Emerging Gold & Copper District

Two-year exploration strategy to optimize growth ~15,000 meters drilling

1. **Upgrade MRE Classification** - *Convert Inferred to Indicated*
   - Advance geological models
   - Confirm grade continuity, improve resource model quality
   - Improved geotechnical & metallurgical models
2. **Wingspan Exploration** - *Extensions to existing deposits*
   - Mineral systems approach
   - Opportunities to expand resources
   - Test depth extents
3. **Whistler 'Corridor' Targets** - *Satellite resources*
   - Exploration & delineation of known porphyry centers
   - Test additional porphyry targets for new discoveries
4. **Property & Generative Exploration** – *New discovery potential*
   - Explore property for additional porphyry, intrusion-related and epithermal mineralization


510,000 mE
520,000 mE
6,880,000 mN
6,870,000 mN
6,860,000 mN
6,850,000 mN
Round Mountain
Korbel
Snow Ridge
Dagwood
Raintree
Whistler
Whistler Camp
Rainmaker
Legend
Property
Deposit
Target
Competitor Prospect
U.S. GOLDMINING
PROPERTY MAP
WHISTLER PROJECT
ALASKA, U.S.A.
Map Coordinate System: NAD 1983 UTM Zone 05N
Muddy Creek
Cirque Zone
Howell Zone
Island Mountain
RPM
5 km
Super Conductor

Location & Access

Excellent Development Potential

Access

- **105 miles northwest of Alaska's largest city of Anchorage**
  - Short flight from Anchorage, Palmer or Willow to all-season airstrip
  - Winter Road for heavy/large equipment access
- **Topography amenable for exploration & future mine development**
  - Year-round drilling possible and efficient (reduced seasonality)

Land Tenure

- The Whistler property totals 377 claims over 53,700 acres
- 100% owned mineral claims on State lands
- **Whistler is fully permitted for exploration**
- Settled land title with Alaska Regional Native Corporations

Regional Support

- Alaska population concentrated in Anchorage & MatSu valley
- 'Roads to Resources' program – proposed 'West Susitna Road'


Looking west
Anchorage
105 miles
Camp
Airstrip
Trail to Camp
600m
600m
Whistler Deposit

Overlooking Whistler Deposit


Looking east
WHISTLER DEPOSIT
Snow Ridge
Untested IP & Geochemical Anomaly
Round Mountain
Large IP & Geochemical Anomaly
RAINTREE DEPOSIT
Raintree North
Proven Porphyry Centre
Dogwood
Large IP & Geochemical Anomaly
Rainmaker
Proven Porphyry Centre
Camp

Whistler Corridor Exploration Targets

Proposed Access Road

Direct Route from Whistler to Port

Alaska State Initiative

- US$8.5M budget for West Susitna Access Road study being conducted by AIDEA
- AIDEA has published several studies which demonstrate economic benefits to Alaska*
- Ongoing evaluation of cultural and heritage sites, fish and wildlife habitat, engineering refinement and alternative route analysis

Road Design

- Proposal links Whistler with Port Mackenzie
  - Port is ready built and under-utilized
- Follows the proposed Donlin gas pipeline in part
- U.S. GoldMining is lobbying to promote the road
  - Partnered with other resource developers
  - Sponsoring not-for-profit community group 'Friends of West Susitna' www.friendsofwestsusitna.org



500,000 mE
550,000 mE
600,000 mE
650,000 mE
700,000 mE
6,900,000 mN
6,850,000 mN
6,800,000 mN
Port Mackenzie
Talkeetna
Skwentna
Winter Road
Highway 3
Whistler Property
Willow
Rail
Wasilla
Palmer
West Susitna Road
Beluga Mountain
Mt Gerdine
Mt Talachulitna
Proposed Gas Line
Mt Susitna
Mt Chichantna
Port Mackenzie
Anchorage
ANC
Electric Transmission Line
50 km
Cook Inlet
Legend
Whistler property
Winter road
Electric transmission lines
Proposed gas line
West Susitna access road
Rail
Road

*Source: Alaska Industrial Development & Export Authority (AIDEA) www.aidea.org

Environment & Social Governance (ESG)

Building Social License to Operate – Engagement Well Advanced

U.S. GOLDMINING





U.S. GoldMining Inc is committed to meaningful and long-term benefits for all stakeholders

Board of Directors governance framework includes a **Sustainability Committee** which will ratify the Company's ESG & Safety Policies as a priority

We believe in creating shared value through genuine partnerships, anchored in transparent early engagement with the community and creating economic benefits through hiring and buying locally

We aim to minimize our environmental impacts and put safety first, in everything we do

We conduct business with integrity and hold ourselves to the highest standards, employing responsible mineral exploration practices aligned to global best practices

Ownership & Capitalization Summary

U.S. GOLDMINING

Tight share structure with strong Insider Ownership

The percentage ownership information based upon 10,135,001 common shares outstanding as of April 13, 2023

Common Shares

Percentage of Shares Outstanding as of April 13, 2023:
(Includes certain restricted share awards and does not include expected option grants)

Common Shares Outstanding Pre-IPO	**10,135,001**
Executive Officers and Directors PSU's*	635,000 (6.3%)
GoldMining Inc	9,500,001 (93.7%)

*Performance based restricted common stock

Pre-IPO Shareholder Profile:

Percentage of Shares Ownership
(As of April 13, 2023)


6%
94%
All Executive Officers and Directors
GoldMining Inc

Post-IPO Shareholder Profile:

Percentage of Shares Ownership
(Post-IPO)


17%
5%
78%
All Executive Officers and Directors
GoldMining Inc
Other Shareholders

Capitalization and Liquidity Position

Capitalization	
Pre-IPO Common Shares O/S	10.1M
IPO – Shares Issued	2.0M
IPO – Warrants Issued	2.0M
Post-IPO Common Shares O/S	**12.1M**
Post-IPO Dilutive Instruments	**2.0M**
Post-IPO Fully Diluted Shares O/S	**14.1M**
Pro Forma Cash Position	
Cash Balance as at Feb. 28, 2023	US$ 0.1M
Net IPO Proceeds	US$ 17.3M
Net Cash Position post-IPO	**US$ 17.4M**

Key Investment Highlights

1. Creation of U.S. GoldMining Inc. to advance and unlock value of the 100% owned Whistler project
2. Significant undeveloped gold-copper deposit in North America with exploration upside
3. State led initiative to build the future access road, including investment of US$8.5 million to date
4. Management team with proven track record in exploration and resource development
5. Exploration permit, existing camp & infrastructure = quick startup

Appendix

- Whistler Project Mineral Resource Estimate

Whistler Project Mineral Resource Estimate

U.S. GOLDMINING

Class	Deposit	Cut-off Value (US$/t)	ROM tonnage (ktonnes)	In situ Grades					In situ Metal			
				NSR (US$/t)	AuEqv (gpt)	Au (gpt)	Cu (%)	Ag (gpt)	AuEqv (koz)	Au (koz)	Cu (klbs)	Ag (koz)
Indicated	Whistler	10.5	107,771	26.44	0.79	0.50	0.17	1.95	2,738	1,749	399,396	6,757
	Raintree-Pit	10.5	7,756	20.61	0.67	0.49	0.09	4.88	166	121	14,893	1,216
	Indicated Open Pit	**10.5**	**115,527**	**26.05**	**0.78**	**0.50**	**0.16**	**2.15**	**2,904**	**1,871**	**414,289**	**7,973**
	Raintree-UG	US$25 shell	2,675	34.02	1.03	0.79	0.13	4.18	89	68	7,690	359
	Total Indicated	varies	118,202	26.23	0.79	0.51	0.16	2.19	2,993	1,939	421,979	8,332
Inferred	Whistler	10.5	153,536	19.17	0.57	0.35	0.13	1.48	2,829	1,706	455,267	7,306
	Island Mountain	10.5	111,901	18.99	0.57	0.47	0.05	1.06	2,042	1,701	130,751	3,814
	Raintree-Pit	10.5	11,774	24.28	0.77	0.62	0.07	4.58	291	235	17,988	1,732
	Inferred Open Pit	**10.5**	**277,211**	**19.32**	**0.58**	**0.41**	**0.10**	**1.44**	**5,162**	**3,642**	**604,006**	**12,851**
	Raintree-UG	US$25 shell	39,772	32.65	1.00	0.80	0.12	2.51	1,284	1,027	107,411	3,208
	Total Inferred	varies	316,983	20.99	0.63	0.46	0.10	1.58	6,446	4,669	711,417	16,060

Notes:
See Technical Reports titled "S-K 1300 Technical Report Summary Initial Assessment for the Whistler Project, South Central Alaska" with an effective date of Sep 22, 2022, available under the Company's profile at www.sec.gov; and the "NI 43-101 Mineral Resource Estimate for the Whistler Project" with an effective date of Sep 22, 2022, available under the Company's profile at www.sedar.com.
Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.
The Mineral Resource for Whistler deposit and the upper portions of the Raintree West deposits have been confined by an open pit with "reasonable prospects of eventual economic extraction" using the 150% pit case and the following assumptions:

- Metal prices of US$1,600/oz Au, US$3.25/lb Cu and US$21/oz Ag;
- Payable metal of 99% payable Au, 90% payable Ag and 1% deduction for Cu;
- Offsite costs (refining, transport and insurance) of US$136/wmt proportionally distributed between Au, Ag and Cu;
- Royalty of 3% NSR;
- Pit slopes are 50 degrees;
- Mining cost of US$1.80/t for waste and US$2.00/t for mineralized material; and
- Processing, general and administrative costs of US$10.50/t.

The lower portion of the Raintree West deposit has been constrained by a mineable shape with "reasonable prospects of eventual economic extraction" using a US$25.00/t cut-off.
Metallurgical recoveries are: 70% for Au, 83% for Cu, and 65% Ag for Ag grades below 10g/t. The Ag recovery is 0% for values above 10g/t for all deposits.
The NSR equations are: below 10g/t Ag: NSR (US$/t)=(100%-3%)*((Au*70%*US$49.273g/t) + (Cu*83%*US$2.966*2204.62 + Ag*65%*US$0.574)), and above 10g/t Ag: NSR (US$/t)=(100%-3%)*((Au*70%*US$49.256g/t) + (Cu*83%*US$2.965*2204.62)) ;
The Au Equivalent equations are: below 10g/t Ag: AuEq=Au + Cu*1.5733 +0.0108Ag, and above 10g/t Ag: AuEq=Au + Cu*1.5733
The specific gravity for each deposit and domain ranges from 2.76 to 2.91 for Island Mountain, 2.60 to 2.72 for Whistler with an average value of 2.80 for Raintree West.
Numbers may not add due to rounding.